UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 - Exit Filing) *

Lumentum Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

55024U109
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 55024U109
1	NAMES OF REPORTING PERSONS: Viavi Solutions Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,663,992
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	1,663,992
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,992
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

1As of February 2, 2017, the Registrant had 60,956,077 shares of common stock outstanding. Percentage is based on 60,956,077 shares of common stock outstanding.

Item 1.
(a) Name of Issuer:
Lumentum Holdings Inc.
(b) Address of Issuer’s Principal Executive Offices:
400 North McCarthy Boulevard, Milpitas, California 95035

Item 2.
(a) Name of Persons Filing:
Viavi Solutions Inc.
(b) Address of Principal Business Office or, if none, Residence:
430 N. McCarthy Boulevard, Milpitas, California 95035
(c) Citizenship:
See Item 4 of Cover Page
(d) Title of Class of Securities:
Common Stock
(e) CUSIP Number:
See Cover Page

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership
(a)    Amount beneficially owned:
As of the date of this filing, Viavi Solutions Inc. is deemed to beneficially own an aggregate of 1,663,992 shares of Common Stock of the Issuer. Viavi Solutions Inc. has sole power to direct the vote and to direct the disposition of the Common Stock.
(b)    Percent of class:
The Common Shares represent approximately 2.7% of the Issuer’s Common Shares, based on 60,956,077 issued and outstanding Common Shares of the Issuer as of February 2, 2017.
(c)    Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,663,992

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of 1,663,992

(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Not applicable.

Item 10. Certification
(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)(1)(ii)(J), or if the statement if filed pursuant to Rule 13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to Rule 13d-1(b)(1)(ii)(J):
Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2017	VIAVI SOLUTIONS INC.
(Registrant)
	By:	/s/ AMAR MALETIRA
	Name:	Amar Maletira
	Title:	Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)